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GIVEN
    IMAGING                                                            EXHIBIT A



For Immediate Release

For Further Information Contact:
Yoram Ashery                                           Fern Lazar/David Carey
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       Phone: (866) GIVEN IR
                                                       flazar@lazarpartners.com
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                                                       dcarey@lazarparters.com
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     Given Imaging Ltd. Announces Exercise of Overallotment Option to Purchase
             375,750 Ordinary Shares from Certain Selling Shareholders

YOQNEAM, Israel, June 21 -- Given Imaging Ltd. (Nasdaq: GIVN) today announced that the underwriters of its public offering which priced on June 17, 2004 have exercised their option to acquire an additional 375,750 ordinary shares from certain selling shareholders in the offering to cover overallotments. As a result of the exercise of this option, the selling shareholders will sell an aggregate of 1,380,750 ordinary shares at the closing. The number of shares to be sold in the offering by Given Imaging will remain unchanged at 1,500,000 shares and the company expects to receive net proceeds from the offering of approximately U.S.$44.1 million. The closing of the offering, including the shares to be sold pursuant to the overallotment option, is scheduled to take place on June 23, 2004.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers, and CIBC World Markets Corp. and Wells Fargo Securities, LLC are acting as co-managers. Copies of the final prospectus relating to the offering may be obtained from Merrill Lynch, at 4 World Financial Center, New York, NY 10080, Tel: (212) 449-1000, or Citigroup Global Markets Inc., at 140 58th Street, Brooklyn, NY 11220, Tel: (718) 765-6732.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

Given Imaging develops, manufactures and markets diagnostic products for disorders of the gastrointestinal tract. The company has developed a proprietary approach to visual examination of the gastrointestinal tract through the use of miniaturized video camera contained in a disposable capsule. The capsule is easily ingested by the patient and moves naturally through the gastrointestinal tract without discomfort to the patient while wirelessly transmitting high quality color images and data to a portable recorder.

This press release contains forward-looking statements about Given Imaging with respect to its planned public offering within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: market perceptions of our planned public offering, decisions made by the selling shareholders, and factors affecting our business, such as changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the Securities and Exchange Commission.
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